Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 filed on March 19, 2018 of our report dated March 19, 2018, with respect to the consolidated balance sheets of STR Holdings, Inc. and Subsidiaries, as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2017, which report expresses an unmodified opinion, appearing in the Annual Report on Form 10-K of STR Holdings, Inc. for the year ended December 31, 2017.

/s/ UHY LLP

New York, New York

March 19, 2018